AFH Holding IV, Inc.

269 S. Beverly Drive, Ste #1600

Beverly Hills, CA 90212

February 6, 2014

VIA EDGAR

Jim Allegretto

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: AFH Holding IV, Inc.

Form 10-K for fiscal year ended December 31, 2012 filed April 2, 2013

Form 10-Q for fiscal period ended September 20, 2013 filed November 14, 2013

File No. 000-52850

Dear Mr. Allegretto:

Please allow this letter to serve as AFH Holding IV, Inc.’s request for additional time to respond to the Staff’s comments contained in the letter dated January 3, 2014 relating to the above-referenced filing.

AFH Holding IV, Inc. relocated its offices the week of January 13, 2014. Also during that period we filled the controller position left vacant in December. Our staff is currently working to gather all necessary information and working with legal counsel to provide a comprehensive response to the Staff’s comments. AFH Holding IV, Inc. intends to provide our response on or before February 17, 2014.

Please do not hesitate to contact me if have any questions regarding this matter.

Very truly yours,

/s/ Amir F. Heshmatpour
Amir F. Heshmatpour
Chief Executive Officer